Mail Stop 3561

								February 28, 2006

BY U.S. MAIL and FACSIMILE  [ (252) 264 - 2068 ]

Mr. R. Thomas Kidd
  President and Chief Executive Officer
GREENS WORLDWIDE INCORPORATED
346 Woodland Church Road
Hertford, North Carolina  27944

	Re:	Greens Worldwide Incorporated
		Supplemental response letter dated February 17, 2006 regarding the Item 4.01 Form 8-K/Amendment No. 1 filed on January
11,
2006
		File No. 0-25025

Dear Mr. Kidd:

      We have reviewed the above referenced supplemental response letter dated February 17, 2006 in response to our letter of comment dated January 19, 2006 and have the following comments which require an amendment to the filing and request certain supplemental information. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K and September 30, 2005 Form 10-QSB should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

R. Thomas Kidd
Greens Worldwide Incorporated
February 28, 2006
Page 2

Item 4.01 of Form 8-K

Prior Comment Nos.1 and 2

1. We have reviewed your response to our prior comment number 1. Your response that an amendment is not needed because "Epstein`s letter of December 22, 2005 was not timely, nor necessarily correct" does not alleviate the requirement for you to report this information in an amended Item 4.01 Form 8-K that the former auditors, Epstein,
Weber & Conover, PLC ("Epstein") nonetheless has disclosed in their
Exhibit 16 letter that there were "significant deficiencies in internal controls which we believe is a reportable event..." and that
"upon receipt of interim financial information for the period ended
September 30, 2005, we informed management that we did not agree with its accounting and presentation" of certain specified items listed.
You are required to disclose this information in the Item 4.01
Form
8-K pursuant to Item 304(a)(1)(iv) of Regulation S-B.

2. You may also include in the amended Item 4.01 Form 8-K (to be filed) your response shown in the first two paragraphs of prior comment 1 in your letter to us dated February 17, 2006, addressing why you believe there were no disagreements or reportable events, but rather explaining why you consider the events as `open items that needed to be resolved.`

3. Due to the several changes in auditors in a relative short period
of time and due to your reverse merger acquisition with US Pro
Golf
Tour, Inc. ("USPGT") in July 2005, we suggest your amended Item
4.01
Form 8-K provide a transparent understanding of the accounting firms engaged and dismissed by you. In this regard, provide a section that outlines the following:

* that prior to the reverse merger with USPGT, your former auditors were Hansen, Barnett & Maxwell ("HBM") whom audited your pre-merger financial statements for the fiscal years ended December 31, 2004 and
2003. Please state that HBM was engaged on January 2, 2002 and dismissed on November 11, 2005, and disclose that this information had been previously reported in a Form 8-K filed on November 14, 2005;

* that Epstein were the auditors of USPGT and reported on the financial statements of USPGT as of June 30, 2005 and for the period from January 28, 2005 (date of inception of USPGT) through June
30,
2005, whose audit report was dated October 27, 2005.

R. Thomas Kidd
Greens Worldwide Incorporated
February 28, 2006
Page 3

* that in connection with your reverse merger with USPGT, you
(i.e.,
Greens Worldwide, Inc. as the legal entity) formally engaged Epstein on November 10, 2005 to serve as your new auditors for the post-merger entity, and that you subsequently dismissed Epstein on December 12, 2005. Please also disclose that Epstein performed no audit or audit-related services for the post-merger entity during the period of their engagement, November 10, 2005 through December 12, 2005. Disclose that Epstein was dismissed prior to completing their review procedures of your interim financial statements for the period ended September 30, 2005, as indicated in your response to prior comment number 4.

* that you engaged Most & Company, LLP ("Mostco") on December 12, 2005 to serve as your newly appointed independent public accounting firm for the post-merger entity. Also disclose that Mostco had performed a review of your September 30, 2005 interim financial statements which represented those of the post-merger entity. Also state the fiscal year Mostco has been engaged to audit.

4. See the second sentence of the second paragraph of your response.
It appears the sentence was inadvertently not completed. Please advise as to the missing language. Also, please provide us with a copy of the e-mail communication you sent to Epstein along with their e-mail to you dated December 2, 2005. We note you indicate in response to prior comment 2 that the e-mail has been attached. We did not receive this data. Please provide.

5. The amended Item 4.01 Form 8-K should include an updated
Exhibit
16 letter from the former auditors, Epstein, Weber & Conover, PLC, indicating whether or not they agree with your revised disclosures.
Reference is made to Item 304(a)(3) of Regulation S-B.

6. We also suggest that your current auditors, Most and Company, LLP be provided with a copy of the proposed disclosures to be reflected in the amended Item 4.01 Form 8-K and be given the opportunity to provide an Exhibit 16 letter, as appropriate. Refer to the requirements of Item 304(a)(2)(ii) of Regulation S-B.

Prior Comments 3 and 4

7. Please be advised that your responses to prior comments 3 and 4 as pertaining to the accounting transactions identified will be addressed, as appropriate, in our review process of your financial statements included in your current Registration Statement on Form SB-2, file no. 333-129682.

R. Thomas Kidd
Greens Worldwide Incorporated
February 28, 2006
Page 4

September 30, 2005 Form 10-QSB

We monitored your Form 10-QSB solely related to the matters under
Item 3. Controls and Procedures below.

Item 3. Controls and Procedures

Prior Comments, 6, 7, 8, and 9

8. We have reviewed your responses to prior comments 6 through 9;
however, in responses to each of comments 6 and 7, certain sentences appear to have missing language. Please advise supplementally.

9. We believe your September 30, 2005 Quarterly Report on Form 10-QSB should be amended to specifically disclose whether your Chief Executive Officer and Chief Financial Officer concluded that the Company`s disclosure controls and procedures were effective or ineffective. We further believe you should disclose that a material weakness was identified by your former accountants, Epstein, and describe the nature of the weakness and the steps you implemented during the reporting period to address the material weakness identified. We suggest that the requested information from comment number 1 above be reflected in the amended Item 3 Form 10-QSB disclosures.

Other

10. As previously requested in our letter dated January 19, 2006, please provide a written response to the following:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


R. Thomas Kidd
Greens Worldwide Incorporated
February 28, 2006
Page 5

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant

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